Officer's Certificate

SACO 2005-10

I, Sue Stepanek, Executive Vice President of EMC Mortgage Corporation, do hereby certify to the designated Trustee that in respect to the period ending November 30, 2005, a review of the activities of EMC Mortgage Corporation ("EMC") during the preceding fiscal year or applicable portion thereof and its performance under the above referenced Pooling and Servicing Agreement has been made under my supervision. To the best of my knowledge, based on such review, EMC has fulfilled aii of its obligations under this Agreement in all material respects throughout such year or portion thereof, or, if there has been a default in the fulfillment of any such obligation in any material respect, specifying each such default known to such officer and the nature and status thereof.

/s/Sue Stepanek
Sue Stepanek, Executive Vice President

March 1, 2006
Date